UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

CONSOLIDATED MERCANTILE INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release May 15, 2007
2.	Consolidated unaudited Financial Statements - March 31, 2007
3.	Managements's Discussion and Analysis of Financial Condition and Results of Operations -
4.	CEO Certification
5.	CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CONSOLIDATED MERCANTILE INCORPORATED

Date: May 17, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

Toronto, Ontario - May 15, 2007 - Consolidated Mercantile Incorporated (TSX - “CMC” - common) (NASDAQ - “CSLMF” - common)

Consolidated Mercantile Incorporated reports First Quarter financial results

Revenues for the three months ended March 31, 2007 decreased to approximately $6.3 million from $7.7 million in the comparable 2006 period. Sales reflect the consolidation of Distinctive Designs Furniture Inc., the Company’s furniture manufacturing subsidiary. Competitive market conditions resulted in reduced sales volumes at Distinctive. Net Earnings for the quarter were $522,214 compared to a loss of $1,181,177 in the comparable 2006 period. Results for the period were impacted by the furniture operations and the Company’s equity position at Polyair. Earnings per share for the quarter was $0.10 compared with a loss of $(0.23) in the comparable 2006 period. The earnings per share for the current quarter represents a loss per share of ($0.02) from continuing operations and earnings per share of $0.12 from discontinued operations.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

EXHIBIT 2

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

	(Unaudited)
	March 31	December 31
	2007	2006
A S S E T S
CURRENT
Cash and cash equivalents	$4,661,459	$3,138,256
Short-term investments	6,262,914	6,627,101
Accounts receivable	3,143,605	6,664,194
Inventories	4,247,446	5,162,875
Prepaid expenses	573,691	359,065
Future income taxes	13,000	18,000

	18,902,115	21,969,491

INVESTMENTS	849,617	508,631

PROPERTY AND EQUIPMENT	1,086,050	1,193,449

FUTURE INCOME TAXES	8,905	14,987

	$20,846,687	$23,686,558

L I A B I L I T I E S
CURRENT
Commercial credit facility payable	$2,329,423	$3,965,584
Accounts payable and accrued liabilities	3,135,475	4,606,833
Income taxes payable	848,209	853,707
Current portion of long-term debt	9,996	259,996
Future income taxes	55,026	-

	6,378,129	9,686,120

LONG-TERM DEBT	550,191	552,689

NON-CONTROLLING INTEREST	1,166,843	1,353,719

FUTURE INCOME TAXES	155,000	119,000

	8,250,163	11,711,528

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	2,833,307	2,833,307

CONTRIBUTED SURPLUS	59,411	59,411

RETAINED EARNINGS	10,598,749	9,839,400

ACCUMULATED OTHER COMPREHENSIVE LOSS	(894,943)	(757,088)

	12,596,524	11,975,030

	$20,846,687	$23,686,558

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31

		(Unaudited)

	2007		2006

Balance, beginning of period as previously stated	$9,839,400		$18,979,164

Unrealized gain on marketable securities, net of tax	237,135		-

Balance, beginning of period as restated	10,076,535		18,979,164

Net earnings (loss) for the period	522,214		(1,181,177)

Balance, end of period	$10,598,749		$17,797,987

CONSOLIDATED STATEMENT OF
ACCUMULATED OTHER COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31

(Unaudited)

	2007		2006

Balance, beginning of period as previously stated	$-		$-

Share of accumulated unrealized exchange loss of significantly influenced company	(757,088)		(1,048,467)

Balance, beginning of period as restated	(757,088)		(1,048,467)

Share of unrealized exchange loss of significantly influenced company
for the period	(137,855)		(34,104)

Balance, end of period	$(894,943)		$(1,082,571)

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31

(Unaudited)

	2007	2006

SALES	$6,250,250	$7,664,764

COST OF SALES	5,162,423	6,993,809
	1,087,827	670,955

OTHER INCOME	408,661	292,651

EXPENSES
Selling and administrative	1,491,828	1,488,877
Amortization	66,667	109,115
Interest on long-term debt	13,253	-
Loss (gain) on foreign exchange	18,655	(11,037)
	1,590,403	1,586,955

LOSS FROM OPERATIONS BEFORE THE UNDERNOTED	(93,915)	(623,349)

Equity loss of significantly influenced companies	(152,358)	(289,612)

LOSS BEFORE INCOME TAXES
AND NON-CONTROLLING INTEREST	(246,273)	(912,961)

Income taxes	49,587	31,221

LOSS BEFORE NON-CONTROLLING INTEREST	(295,860)	(944,182)

Non-controlling interest	186,876	411,206

LOSS FROM CONTINUING OPERATIONS	(108,984)	(532,976)

Share of earnings (loss) from discontinued operations
of significantly influenced company	631,198	(648,201)

NET EARNINGS (LOSS) FOR THE PERIOD	522,214	(1,181,177)

Other comprehensive loss, net of tax:

Share of unrealized exchange loss of significantly influenced company
for the period	(137,855)	(34,104)

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$384,359	$(1,215,281)

EARNINGS (LOSS) PER SHARE

Loss per share from continuing operations
Basic and diluted	$(0.02)	$(0.10)

Earnings (loss) per share from discontinued operations
Basic and diluted	$0.12	$(0.13)

Earnings (loss) per share
Basic and diluted	$0.10	$(0.23)

Weighted average number of common shares
Basic and diluted	5,081,207	5,094,507

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

		(Unaudited)

		2007	2006
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations		$(108,984)	$(532,976)
Unrealized gain on marketable securities		(331,309)	-
Amortization		66,667	109,115
Equity loss of significantly influenced companies		152,358	289,612
Future income taxes		49,878	25,703
Non-controlling interest		(186,876)	(411,206)
		(358,266)	(519,752)
Change in non-cash components of working capital
Decrease in accounts receivable		3,520,589	1,940,316
Decrease in inventories		915,429	889,945
Increase in prepaid expenses		(214,626)	(288,956)
Decrease in accounts payable and accrued liabilities		(1,471,358)	(801,903)
Decrease in income taxes payable		(5,498)	(20,500)
		2,386,270	1,199,150
FINANCING ACTIVITIES
Decrease in bank indebtedness		-	(1,044,532)
Decrease in commercial credit facility payable		(1,636,161)	-
Repayment of long-term debt		(252,498)	(2,500)
		(1,888,659)	(1,047,032)
INVESTING ACTIVITIES
Decrease (increase) in short-term investments		984,863	(222,176)
Proceeds on disposal of property and equipment		42,374	-
Purchase of property and equipment		(1,645)	(41,979)
Other		-	683
		1,025,592	(263,472)

CHANGE IN CASH POSITION		1,523,203	(111,354)

Cash and cash equivalents, beginning of period		3,138,256	7,064,845

CASH AND CASH EQUIVALENTS, END OF PERIOD		$4,661,459	$6,953,491

Supplementary cash flow information:
Income taxes paid		$14,233	$32,018
Interest paid		$195,974	$76,850

Segmented information for the three months ended March 31
(expressed in thousands of dollars)

The Company manufactures furniture in Canada.
		2007	2006
Geographic Segments:

Net sales	Canada	$5,345	$5,928
	United States	905	1,737
		$6,250	$7,665

Property and	Canada	$1,086	$1,358
equipment	United States	-	361
		$1,086	$1,719

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2006.

The Company adopted CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, and Section 3861, “Financial Instruments - Disclosure and Presentation” on January 1, 2007. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed.

The Company adopted CICA Handbook Section 1530, “Comprehensive Income” on January 1, 2007. Section 1530 was issued in January 2005 to introduce new standards for reporting and presenting Comprehensive Income. Comprehensive Income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. Section 1530 requires financial statements for prior periods to be restated for certain comprehensive income items.

The Company adopted CICA issued Handbook Section 3251, “Equity” on January 1, 2007. Section 3251 establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements of prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.

The 2006 unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 unaudited interim consolidated financial statements.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

Investments as at March 31, 2007 and December 31, 2006 consists of the following:
	March 31, 2007	December 31, 2006
Investment in significantly influenced company Common shares - at equity (22.8%)
Proportionate share of net book value	$325,794	$1

Investment in significantly influenced company Common shares - at equity (1.4%)	523,823	508,630

	$849,617	$508,631
Discontinued Operations

As noted previously, Polyair Inter Pack Inc. (“Polyair” - the Company’s 22.8% equity investee) initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006. In addition, Polyair’s management determined that its interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business. In November 2006 Polyair concluded the sale of its interest in PXL. The sale of PSC was completed in Polyair’s second quarter of 2007. Polyair is operating with its packaging business as its principal business and accordingly, the operating results of its Pool Division, PXL and PSC have been classified by Polyair as discontinued operations. The accompanying unaudited interim consolidated financial statements include the Company’s share of Polyair’s continuing and discontinued operations.

EXHIBIT 3
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

The following management’s discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the three months ended March 31, 2007. This MD&A should be read in conjunction with the Company’s March 31, 2007 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresee”, “estimates” or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of its existing investments and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products. The Company’s investment strategy is to generate significant additional sales volume in its investee companies by adding manufacturing, marketing and distribution resources to further increase production and sales capacity.

The Company effects this strategy through investment in its core strategic industries including furniture, packaging and finance, and by providing management and merchant banking services to its investee companies with the objective of creating added value to the Company and its shareholders. The Company assists these core-operating units in taking advantage of their strengths and in expanding their areas of expertise

Our Furniture business comprises a 50.3% ownership interest in Distinctive Designs Furniture Inc. (“Distinctive”). Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores as well as a growing number of customers in the United States. Approximately 41% of Distinctive's fiscal 2006 sales were derived from customers in the United States. Distinctive produces and distributes its products from two facilities located in Toronto, Canada. Distinctive’s largest competitors are local furniture manufacturers and distributors of offshore manufactured goods.

The Company’s interest in packaging consists of our 22.8% ownership of Polyair Inter Pack Inc. (“Polyair”), previously the Company’s packaging and specialty pool products subsidiary. In March 2004, the Company sold a portion of its investment in Polyair. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results for Polyair are accounted for on an equity basis. Polyair’s year-end is October 31.

Polyair has recently disposed of the assets and business of its Pool Products business segment and currently manufactures products for the protective packaging industry. Polyair sells its packaging products principally in North America to distributors and retailers who service a wide variety of end users. Approximately 85% of Polyair’s sales are derived from customers in the United States. Polyair manufactures its products at two Canadian and seven U.S. factories. Product development is focused on providing specialized protective packaging solutions to the marketplace and is undertaken both in-house and through joint ventures and licensing arrangements. Sales are linear, with Polyair’s fourth quarter typically being its strongest period.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $12.5 million at March 31, 2007 compared to $12.3 million at December 31, 2006. The ratio of current assets to current liabilities increased to 2.96:1 at March 31, 2007 from 2.27:1 at December 31, 2006.

Accounts Receivable decreased by approximately $3.5 million from December 31, 2006 to $3.1 million at March 31, 2007. The decrease in Accounts Receivable was attributable to a combination of the collection of the receivable attributable to the shipping of a large year-end sales program and the lower sales levels generated by Distinctive during the first quarter of 2007. Distinctive’s Inventories at March 31, 2007 decreased by approximately $0.9 million to $4.2 million from $5.1 million at December 31, 2006 due to shipment of inventories built for orders in the prior quarter and the overall reduced sales levels. Accounts Payable decreased by approximately $1.5 million to $3.1 million from $4.6 million at December 31, 2006. This decrease was attributable to decreased business levels at Distinctive and the payment of payables relating to purchases for large orders produced in the fourth quarter of 2006. The Company’s total debt decreased to $2.9 million as at March 31, 2007 compared to $4.8 million at December 31, 2006 as a result of the decrease in Distinctive’s use of its Commercial Credit facility.

During the three months ended March 31, 2007 the Company’s cash position increased by approximately $1.5 million to $4.6 million from $3.1 million at December 31, 2006. The net increase was due to the following:

-	Operating Activities increased cash by approximately $2.4 million;

-
Financing Activities decreased cash by approximately $1.9 million. The decrease was attributable to the repayment by Distinctive of $1.6 million of its Commercial Credit facility borrowings and $250,000 of its short-term minority shareholder loan;

-
Investing Activities increased cash by approximately $1.0 million due to a decrease in short-term investments of approximately $1.0 million and proceeds received by Distinctive from the sale of excess equipment in the amount of $42,374.

Distinctive’s borrowing availability under its Commercial Credit facility obtained in December 2006 is determined by its levels of eligible accounts receivable and inventory and requires Distinctive to maintain specific financial ratios and conditions. As at March 31, 2007, Distinctive was in compliance with these requirements and had a $3.7 million availability under the facility. This facility is substantially more expensive than Distinctive’s previous bank financing.

The Company’s 2007 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. Distinctive’s March 31, 2007 unaudited consolidated financial statements were prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. Distinctive has sustained material losses in recent years and its ability to generate positive cash flows from operations is dependent upon the support of its lender and a return to profitability which is sensitive to the volume and price of furniture sold as well as freight and labour costs. If these assumptions are not met, Distinctive may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

Following the sale of its Pool Division assets, Polyair agreed with its lenders to reduce its operating line facility to a level adequate for Polyair’s needs. The maturity date of the agreement is June 30, 2007. Borrowings under this facility fluctuate and the amount available to Polyair is determined based on eligible accounts receivable and inventory. As at January 27, 2007, Polyair’s first quarter-end, Polyair had a US$0.3 million availability under this facility and was in compliance with all debt covenants. Polyair’s ongoing ability to meet its covenants will be dependent on an improvement in its profitability. As at January 27, 2007 this improvement has not been clearly established. Under the terms of the Polyair’s lending agreement, violation of the primary financial covenants constitutes an event of default, which enables the lenders to demand repayment on the bank indebtedness, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans, as well as take possession of the collateral security. In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In earlier years, a portion of this funding requirement has been provided by bank term debt and equipment loans that Polyair assumed. In 2007, notwithstanding the improvement in profitability Polyair’s management believes internally generated cash flow will be insufficient to finance planned capital expenditures and required term debt payments. Polyair will need to either raise additional capital or curtail capital expenditures. Polyair is currently negotiating with its lenders its financing covenants for its 2007 fiscal year. There is no certainty that Polyair will be able to reach agreement with its lenders on revised terms, including the extension of the agreement beyond June 30, 2007, that Polyair will realize the necessary improvement in profitability in order to meet the revised bank covenants and that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms. Polyair’s January 27, 2007 unaudited consolidated financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized Polyair is dependent upon the continued support of its lenders and creditors and increased profitability of its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The following is a summary of the Company’s consolidated contractual obligations as at March 31, 2007:

(In thousands of dollars)
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years		After 5 Years
Long-term Debt	$550	$1	$549	$	Nil	$	Nil
Lease Obligations	377	337	40		Nil		Nil
Total Contractual Obligations	$927	$338	$589	$	Nil	$	Nil

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2007	2006				2005
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Sales	$6,250	$9,207	$6,360	$7,030	$7,665	$9,309	$9,507	$9,562

Loss from continuing operations	(109)	(820)	(476)	(2,489)	(533)	(730)	(464)	(522)

Earnings (loss) from discontinued operations	631	(1,768)	(1,903)	(492)	(648)	(2,225)	(800)	(364)

Net earnings (loss)	522	(2,588)	(2,379)	(2,981)	(1,181)	(2,955)	(1,264)	(886)
Loss per share from continuing operations
Basic and diluted	$(0.02)	$(0.17)	$(0.09)	$(0.49)	$(0.10)	$(0.14)	$(0.09)	$(0.11)
Earnings (loss) per share from discontinued operations
Basic and diluted	$0.12	$(0.34)	$(0.38)	$(0.10)	$(0.13)	$(0.44)	$(0.16)	$(0.07)
Earnings (loss) per share
Basic and diluted	$0.10	$(0.51)	$(0.47)	$(0.59)	$(0.23)	$(0.58)	$(0.25)	$(0.18)

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three-month periods ended March 31, 2007 and 2006:
(In thousands of dollars)	Three Months Ended March 31
	2007	2006
Sales	$6,250	$7,665
Cost of sales	5,162	6,994
Gross profit *	1,088	671
Investment income	408	293
Expenses	(1,590)	(1,587)
Loss on equity items	(152)	(290)
Loss before income taxes	(246)	(913)
Income taxes	(50)	(31)
Non-controlling interest	187	411
Loss from continuing operations	(109)	(533)
Share of earnings (loss) from discontinued operations of equity investee	631	(648)
Net earnings (loss)	$522	$(1,181)

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company’s performance or cash flows. The Company’s method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, income (loss) on equity items, non-controlling interest, income taxes and earnings (loss) from discontinued operations.

Review of First Quarter ended March 31, 2007 and 2006

Sales. Furniture sales for the first quarter of 2007 were $6.3 million, a decrease of $1.4 million as compared to $7.7 million for the comparable 2006 period. Distinctive sales for the first quarter continued to be impacted by a difficult retail environment and by competitive market conditions, primarily from offshore manufacturers. Distinctive continues to initiate new programs with certain key customers and to replace certain product lines with imported finished products.

Gross Profit. Gross profit as a percentage of sales increased to 17.4% for the first quarter of 2007 compared with 8.8% for the comparable 2006 period. The increase in gross profit for the first quarter of 2007 was due to a decrease in the ratio of direct costs to sales resulting from customer and product mix changes and the closure of the North Carolina facility. Distinctive continues to implement a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry.

Investment Income. Investment income amounted to $408,661 for the first quarter of 2007 compared to investment income of $292,651 for the comparable 2006 period. The increase was due to the improved results achieved from the investment portfolio.

Selling and Administrative Expenses. Selling and administrative expenses for the first quarter of 2007 and 2006 were $1,491,828 ad $ 1,488,877 respectively. Selling and administrative expenses as a percentage of sales was 23.9% for the first quarter of 2007 compared to 19.4% for the comparable 2006 period. The increase in percentage was due to the effect of distributed fixed costs over lower sales volumes for 2007 compared to the 2006 period.

Other Expenses. During the first quarter of 2007 and 2006 the Company incurred other expenses of $98,575 and $98,078 respectively. Other expenses for the first quarter of 2006 were partially offset by the positive effect of a strengthening U.S. dollar on the Company’s U.S. cash balances generated during the first three months of 2006.

Equity Loss. Equity loss amounted to $152,358 for the first quarter of 2007 as compared to an equity loss of $289,612 for the comparable 2006 period. Polyair’s performance for first quarter of 2007 improved as a result of gross margins. Polyair’s gross margins improved due to the combined impact of lower resin costs and reduced overhead. These increases were offset by higher interest rate costs resulting from high prime rates in both Canada and the United States notwithstanding that Polyair’s average level of debt decreased during the period. Polyair’s interest on debt also included fees for unused credit lines, which in its first quarter of 2007 increased due to lower borrowings under the credit facility. Polyair’s lenders have agreed to reduce the facility, which will lower the standby fees for the balance of 2007.

Income Tax Provision. The effective tax rate before non-taxable equity items for the quarters ended March 31, 2007 and 2006 was (52.8%) and (5.0%) respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses and investment income tax treatment.

Discontinued Operations. In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006. Polyair’s management determined that its interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business. In November 2006 Polyair concluded the sale of its interest in PXL. The sale of PSC was completed in Polyair’s second quarter of 2007. Polyair is operating with its packaging business as its principal business and accordingly, the operating results of its Pool Division, PXL and PSC have been classified by Polyair as discontinued operations. Under an approved Plan of Arrangement, during the first quarter of 2007, Polyair’s Pool Division Canadian Subsidiary’s liabilities were settled at a substantial discount and the resultant compromise was reported under Results from Discontinued Operations. Similar to the Canadian Subsidiary, Polyair’s Pool Division US Subsidiary’s liabilities are being settled at considerably less than face value. In addition, Polyair realized a gain on the sale of PXL which has been included with Results from Discontinued Operations. Costs associated with the sale and wind down of these businesses and provisions to recognize the impairment in value associated with the PSC business were also included in Discontinued Operations.

Net Earnings (loss). Net earnings for the first quarter of 2007 was $522,214 as compared to net loss of ($1,181,177) in the comparable 2006 period. The net earnings for the first quarter of 2007 included a loss of $108,984 from the Company’s continuing operations which was offset by the Company’s share of earnings from Discontinued Operations of Polyair as noted above. The 2006 quarterly loss was due to the losses generated at both Distinctive and Polyair.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $60,000 for administrative, management and consulting services rendered for the three month period ended March 31, 2007. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum a fee of $14,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive currently leases warehouse space located at 140 Wendell Avenue, Toronto, Ontario from Genterra Inc. (“Genterra”) on a month to month basis. During the period under review, Distinctive paid $25,116 to Genterra in respect thereof. Distinctive and Genterra have commenced discussions relating to the relocation and renewal of the lease in respect of this warehouse space. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, owns or controls approximately 50.3% of Distinctive and 21.5% of Genterra.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at May 11, 2007:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,081,207

RISKS AND UNCERTAINTIES

The Company, Distinctive and Polyair are subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding environment, health, transportation and safety. In addition to these broad business risks, the Company has specific risks that it faces, the most significant of these are detailed below.

Distinctive has sustained material losses in recent years and its working capital position has deteriorated. Distinctive continues to implement a number of adjustments including an increase in its import programs to supplement and/or replace a portion of its domestic manufacturing in order to improve gross margin and to enhance its ability to be more competitive in the industry. Distinctive’s March 31, 2007 unaudited consolidated financial statements were prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. In order to generate positive cash flows from operations, Distinctive is dependent upon the support of its lenders and a return to profitability which is sensitive to the volume and price of furniture sold, as well as freight and labour costs. If these assumptions are not met, there can be no assurance that Distinctive will realize the necessary improvement in profitability in order to meet its ongoing requirements. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

Mutilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”) requires CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries. Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program, Distinctive does not have the necessary resources to document its internal control over financial reporting and therefore a significant portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2006 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected. This weakness should also be considered a weakness in the Company’s disclosure controls and procedures. As a result of this weakness, information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not be recorded, processed, summarized and reported within the time periods specified by those laws and material information may not be accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis. The Company continues to monitor Distinctive’s situation and intends to rectify this as soon as the necessary resources become available.

The Company’s return on its short-term investments is contingent upon the performance of the various professional managers and the public financial markets.

Due to the operating losses incurred, primarily at its Pool Division, Polyair’s working capital has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Polyair is currently in discussion with its lenders on revised terms of its loan agreement. Polyair’s ongoing ability to meet future covenant requirements will be dependent on an improvement in its profitability. Although Polyair is taking measures to improve both production and administrative productivity there is no assurance that Polyair will be successful in reducing costs sufficiently to satisfy its future covenants and to generate the operating cash flows necessary to fund working capital, buy raw materials and fund necessary capital improvements. Polyair’s January 27, 2007 unaudited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company's operating results are reported in Canadian dollars. During 2006, approximately 85% of Polyair’s and 41% of Distinctive’s sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.15 for the three month period ended March 31, 2007 and 1.16 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company’s sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made inroads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition.

Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although management believes that all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, one of Distinctive’s customers accounted for approximately 42% (2006 - 10%) of its revenues. While the percentage of sales to this customer during the period was impacted by the remnants of a 2006 rollout program, loss of this customer could result in unsold inventory and decreased capacity utilization.

Distinctive has been named as a defendant in legal claims from time to time in the normal course of business. Management believes that Distinctive will prevail and that exposure is minimal. Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Management believes that Polyair’s products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

The Company continues to analyze investment alternatives with a view to building shareholder equity wherever possible. Should the Company identify a long-term strategic acquisition with a combination of the requisite synergies and the potential for growth and return, the Company will consider applying a portion of its working capital to making such an investment. From time to time, the Company invests a portion of its working capital in a combination of relatively short-term income producing assets with risk-adjusted returns.

Distinctive’s results were negatively impacted by the continually strengthening Canadian Dollar, a difficult retail environment and increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales. This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture, the closure of its North Carolina plant and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales and marketing programs, as well as channels of distribution with both existing and prospective new customers.

In 2006, Polyair’s packaging business adopted a “Streamline Plan” with the principal objectives being to improve profitability and reduce bank debt. The components of this plan included a review of all of Polyair’s packaging business units to determine their long-term strategic fit with Polyair’s main protective packaging business, and a focus on strategies and operational changes necessary to increase sales volumes and reduce plant operating and overhead costs. To implement the components of the Streamline Plan, Polyair reorganized parts of its sales force in the second half of 2006 and increased efforts to reverse the sales volume erosion that Polyair experienced in the early part of that year. To improve profitability, Polyair reduced personnel and implemented a manufacturing process improvement program aimed at increasing its plant efficiencies and throughput capacities. After giving effect to the sale of the Pool Products business segment, PXL and PSC, Polyair will operate its protective packaging business from one Canadian plant and seven US plants. The seasonality of Polyair’s sales and its working capital requirement are greatly diminished. With the rationalization of Polyair’s business essentially complete and a significant reduction of bank debt effected, Polyair’s focus in coming years will be to increase its sales through organic growth and the expansion of its new developed Vision Foam-in-Place product line, and to increase the efficiency of its manufacturing operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has amended Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments - Disclosure and Presentations”. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These Sections apply to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing January 1, 2007.

To the extent applicable, the adoption of these accounting policies have been reflected in the Company’s unaudited interim consolidated financial statements for the three month period ended March 31, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

EXHIBIT 4

FORM 52-109F2

Certification of Interim Filings
CONSOLIDATED MERCANTILE INCORPORATED

I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED (the “issuer”) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 14, 2007.

“Signed”

Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

EXHIBIT 5

FORM 52-109F2

Certification of Interim Filings
CONSOLIDATED MERCANTILE INCORPORATED

I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED (the “issuer”) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: May 14, 2007.

“Signed”

Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated